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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                      AMENDMENT NO. 4 TO SCHEDULE TO-I/13E-3
                             (Rules 13e-3 and 13e-4)


            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            CURTIS INTERNATIONAL LTD.
                       (Name of Subject Company (Issuer))

                            CURTIS INTERNATIONAL LTD.
                                  Aaron Herzog
                                  Jacob Herzog

                            (Names of Filing Persons)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   231461 10 4
                      (CUSIP Number of Class of Securities)

                                  Aaron Herzog
                             Chief Executive Officer
                                315 Attwell Drive
                           Etobicoke, Ontario M9W 5C1
                                 (416) 674-2123
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                             Arthus S. Marcus, Esq.
                        Gersten, Savage & Kaplowitz, LLP
                              101 East 52nd Street
                            New York, New York 10022
                                  (212)752-9700

                            CALCULATION OF FILING FEE

                            -------------------------
                  Transaction valuation*           Amount of filing fee**
                        $1,460,116                          $292.02
                        ----------                          --------


* For purposes of calculating amount of filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, no par value, of Curtis International Ltd. not currently owned by the principal shareholders and primary officers of Curtis International Ltd. at a purchase price of $0.80 per share, net to the seller in cash, without interest. This calculation also assumes that the holders of the 1,715,245 shares of common stock offered for hereby will agree to sell such shares.

** The amount of the filing fee calculated in accordance with Regulation 2400.0-11 of the Securities Exchange Act of

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1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $292.02        Filing party: Curtis International Ltd.
                                                     Aaron Herzog
                                                     Jacob Herzog

Form or Registration No.:  SC TO-I/13E-3/A        Date filed:  July 18, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     [X] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

                             INTRODUCTORY STATEMENT

         This amended SC TO-I/A and 13E-3/A (the "Amendment IV") to the Schedule TO-I and 13E-3 (the "Statement") supplements the previously filed Statement and related Offer to Purchase dated May 1, 2001 and the subsequently filed amendments thereto (the "Amendments") , each as filed on June 1, June 20 and July 3, respectively, to the Tender Offer and Going Private Transaction Statement on Schedule TO-I/13E-3 filed on May 4, 2001 relating to the tender offer by Curtis International Ltd., an Ontario corporation (the "Company" or the "Issuer," as appropriate), to purchase all its outstanding shares of common stock, no par value per share (the "Common Shares"). The tender offer (the "Tender Offer") is to be followed by a merger (the "Merger") by the Company and a company affiliated with the Herzog Group as a preliminary step to completing the Company's going-private transaction (the "Transaction"). Aaron and Jacob Herzog, the principal shareholders and primary officers of the Company, the A&E Herzog Family Trust and the Herzog Family Trust (collectively, the "Herzog Group"), do not intend to tender their Common Shares. The Herzog Group owns approximately sixty-seven percent (67%) of the issued and outstanding Common Shares. The Common Shares are tendered for pursuant to the Tender Offer at a purchase price of $0.80 per Common Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Amendment IV dated July 18, 2001 and the amended Offer to Purchase, a copy of which is filed herewith as Exhibit (A)(1) and in the related Letter of Transmittal, previously filed as Exhibit (A)(4) to the Offer to Purchase. Unless otherwise specifically stated, all monetary figures refer to US Dollars.

        The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the Items of this Amendment IV, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.


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(a) Name and Address. The name of the Company is Curtis International Ltd., which is the issuer of the Common Shares subject to the Tender Offer. The Company's principal executive offices are located at 315 Attwell Drive, Etobicoke, Ontario, M9W 5C1. The telephone number for the Company is (416) 674-2123. Reference is made to the information set forth in the Offer to Purchase under the caption "THE OFFER--7. Certain Information Concerning Curtis International Ltd.," which information is incorporated herein by reference.

(b) Securities. The securities which are the subject of the Tender Offer consist of the Company's common stock, no par value (the "Common Shares"). As of April 30, 2001, there were 5,263,245 Common Shares outstanding, of which the Herzog Group owns 3,548,000. Reference is made to the information set forth on the cover page of the Offer to Purchase and in the Offer to Purchase under the caption "INTRODUCTION," which information is incorporated herein by reference.

(c) Trading Market and Price. The Common Shares were traded on the Nasdaq Small Cap Market under the symbol "CURT" at the time of the filing of the Statement. The Common Shares were delisted from the Nasdaq Small Cap Market on June12, 2001, and currently trade on the Over-the-Counter Bulletin Board. Trading in the Common Shares has been limited and sporadic. The Common Shares are not listed for trading on any exchange. Reference is made to the information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" and "THE OFFER--5. Price Range of the Common Shares; Dividends," which information is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. This is an offer made by the Company. The address of the Company is 315 Attwell Drive, Etobicoke, Ontario, M9W 5C1. The information set forth in the Offer to Purchase under the caption "THE OFFER--7. Certain Information Concerning Curtis International Ltd." is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "SPECIAL FACTORS -- 2. Purpose and Fairness of the Offer," "SPECIAL FACTORS-- 3. Interests of Certain Persons in the Offer," "SPECIAL FACTORS-4. Material Federal Income Tax Consequences," "SPECIAL FACTORS - 8. Certain Effects of the Transaction," "THE OFFER--1. Terms of the Offer," "THE OFFER--2. Acceptance for Payment and Payment," "THE OFFER--3. Procedures for Accepting the Offer and Tendering the Common Shares," "THE OFFER--4. Withdrawal Rights," "THE OFFER--8. Conditions to the Offer" and "THE OFFER--9. Legal Matters" is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements involving the subject company's securities. Aaron Herzog, the President and Chief Executive Officer of the Company, Jacob Herzog, its Principal Accounting Officer, Treasurer and Secretary, the A&E Herzog Family Trust and the Herzog Family Trust collectively own approximately sixty-seven percent (67%) of the Common Shares. While the members of the Herzog Group have executed no formal agreement with respect to the Tender Offer in particular, the members of the Herzog Group are parties to a voting agreement specifying that they will vote their shares together.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Offer to Purchase under the caption "INTRODUCTION" and "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" is incorporated herein by reference.

(b) Use of Securities. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS-8. Certain Effects of the Transaction" is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--1. Operating

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History; Payment of Dividends and Redemption of Common Shares Uncertain",
"SPECIAL FACTORS--2. Purpose and Fairness of the Offer" and "SPECIAL FACTORS-8. Certain Effects of the Transaction" is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS-5. Financing of the Offer" is incorporated herein by reference.

(b)  Conditions.  Not applicable.

(d) Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS-3. Interests of Certain Persons in the Offer", "SPECIAL FACTORS-6. Beneficial Ownership of the Common Shares", "SPECIAL FACTORS-7. Transactions and Arrangements Concerning the Common Shares" and "THE OFFER--7. Certain Information Concerning Curtis International Ltd." is incorporated herein by reference.

(b)  Securities Transactions. None.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the captions "THE OFFER--10. Fees and Expenses" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

The financial statements contained in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "Commission") on March 27, 2000, the Form 10 K/A filed with the Commission on October 20, 2000 and the Company's Quarterly Reports on Form 10-Q filed with the Commission on January 16, 2001 and April 16, 2001 are incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a)  Agreements, Regulatory Requirements and Legal Proceedings.

        (1)  None other than previously disclosed.

        (2)  See (3) below.

        (3) The information set forth in the Offer to Purchase under the caption "THE OFFER--9. Legal Matters" is incorporated herein by reference.

        (4) Not applicable.

        (5) The information set forth in the Offer to Purchase under the caption "THE OFFER--9. Legal Matters" is incorporated herein by reference.

(b) Other Material Information. The information set forth in the Offer to Purchase, a copy of which is attached hereto as Exhibit (A)(1) and the Letter of Transmittal, previously filed as Exhibit (A)(4), is incorporated herein by reference.

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ITEM 12. EXHIBITS.

(A)(1) Offer to Purchase dated May 30, 2001.

(A)(4) Form of Letter of Transmittal for Common Shares.*

(A)(5) Form of Notice of Guaranteed Delivery.*

(A)(6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(A)(7) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

* Previously filed.


ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

The Transaction constitutes a "going-private" transaction within the meaning of Rule 13e-3. As such, the following sets forth that information required by
Schedule 13E-3 that has not already been set forth in Items 1-12 of the Schedule TO above. In addition, the following sets forth the information required by
Schedule 13E-3 with respect to Messrs. Herzog, who may be deemed to be engaged in the Transaction by virtue of their status as affiliates of the Company, insofar as such information is distinct or different from that applicable to the Company. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

ITEM 2 OF SCHEDULE 13E-3. SUBJECT COMPANY INFORMATION

(d) Dividends. The information is set forth in the Offer to Purchase under the Caption "THE OFFER--5. Price Range of the Common Shares; Dividends" is incorporated herein by reference.

(e) Prior Public Offerings. The Company completed its initial public offering pursuant to a registration statement on Form SB-2 that the Commission declared effective on November 12, 1998. The Company sold 1,673,145 Common Shares for the price of Five US Dollars per share ($5.00) for aggregate proceeds of $8,365,145

(f) Prior Stock Purchases. The information set forth in "SPECIAL FACTORS--7. Transactions and Arrangements Concerning the Common Shares" is hereby incorporated by reference.


ITEM 3 OF SCHEDULE 13E-3 IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and address. Aaron and Jacob Herzog (the "Affiliates") are the President, CEO and Director as well as the Chairman, Treasurer and Secretary, respectively, of the Company. Their address is c/o the Company's principal executive office, at 315 Attwell Drive, Etobicoke, Ontario, M9W 5C1. The telephone number for the Company is (416) 674-2123. Reference is made to the information set forth in the Offer to Purchase under the caption "THE OFFER--7. Certain Information Concerning Curtis International Ltd.," which information is incorporated herein by reference

(b) Business and Background of Entities.  Not applicable.

(c)  Business and Background of Natural Persons. Not applicable to the Company.

        During the last five years, neither of the Affiliates has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of

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competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

        Both the Affiliates are citizens of Canada.

         The section entitled "THE OFFER - Certain Information Concerning Curtis International Ltd." is hereby incorporated by reference with respect to the Affiliates.

ITEM 4 OF SCHEDULE 13E-3  TERMS OF THE TRANSACTION

(c) Different Terms. None.

(d) Appraisal Rights. Shareholders who do not accept the Company's Offer will be granted appraisal rights as provided for under Ontario law. See "SPECIAL FACTORS--8. Certain Effects of the Transaction."

(e) Provisions for Unaffiliated Security Holders. Unaffiliated security holders have access to the Company's public filings on the Commission's Web site at http://www.sec.gov/edgar/searchedgar/formpick.htm. No other information or services are provided to the unaffiliated security holders. Unaffiliated security holders are asked to contact MacKenzie Partners, Inc., the Company's Information Agent, collect at (212) 929-5500 or Toll-Free at (800) 322-2885.

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5 OF SCHEDULE 13E-3   PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS, AND
                           AGREEMENTS

(a)  Transactions. See (c) below.

(b)  Significant Corporate Events. See (c) below.

(c) Negotiations or Contracts. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" and "SPECIAL FACTORS-3. Interests of Certain Persons in the Offer" is incorporated herein by reference.

(e) Agreements Involving the Subject Company's Securities. The Affiliates are parties to a voting trust agreement stipulating that they shall vote their Common Shares together.

ITEM 6. Of SCHEDULE 13E-3  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" is incorporated herein by reference with respect to the Affiliates.

(b) Use of Securities. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" and "SPECIAL FACTORS-8. Certain Effects of the Transaction" is incorporated herein by reference with respect to the Affiliates.

(c) Plans. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--1. Operating History; Payment of Dividends and Redemption of Common Shares Uncertain", "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" and "SPECIAL FACTORS-8. Certain Effects of the Transaction" is incorporated herein by reference with respect to the Affiliates.

ITEM 7 OF SCHEDULE 13E-3.    PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

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(a) Purposes. The information set forth in the Offer to Purchase under the captions "INTRODUCTION," the "Summary Term Sheet" and "SPECIAL FACTORS -- 2. Purpose and Fairness of the Offer" is incorporated herein by reference.

(b) Alternatives. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS -- 2. Purpose and Fairness of the Offer" is incorporated herein by reference.

(c) Reasons. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS -- 2. Purpose and Fairness of the Offer" is incorporated herein by reference.

(d) Effects. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS -- 2. Purpose and Fairness of the Offer," "SPECIAL FACTORS-4. Material Federal Income Tax Consequences" and "SPECIAL FACTORS-8. Certain Effects of the Transaction" is incorporated herein by reference.

ITEM 8 OF SCHEDULE 13E-3.    FAIRNESS OF THE GOING-PRIVATE TRANSACTION

(a) Fairness. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" is incorporated herein by reference.

(d) Unaffiliated Representative. At the request of David Ben-David, the Company's independent Director, the Board of Directors, including the Affiliates, retained Rodman & Renshaw, Inc. ("Rodman") to produce a Fairness Opinion to be delivered to all shareholders, which is attached as Exhibit (A)(2) to the Statement. No unaffiliated representative was retained to negotiate the Common Share Offer Price on behalf of the unaffiliated shareholders. In addition, the information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" is incorporated herein by reference.

(e) Approval of Directors. The Merger and the Transaction have been approved by Board, including the Company's non-employee director and the Affiliates. See further the information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS--2. Purpose and Fairness of the Offer," which is incorporated herein by reference.

(f) Other Offers. Not applicable.

ITEM 9 OF SCHEDULE 13E-3.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a) Report, Opinion or Appraisal. The Board has received a Fairness Opinion from Rodman on the fairness of the Transaction, which Fairness Opinion is attached to the Statement as Exhibit (A)(2). The Fairness Opinion is based upon analysis Rodman performed, which analysis (the "Report") was filed with the Amendment as Exhibit (A)(8). In addition, the information set forth in the Offer to Purchase under "SPECIAL FACTORS" is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal.

        (1) The identity of the preparer of the Fairness Opinion and the Report is Rodman & Renshaw, Inc.

        (2) Rodman, an investment bank, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

        (3) The method the Company used to select Rodman was a resolution adopted by the Company's Board

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               of Directors after discussions with several investment banks and the decision to retain Rodman was made at the behest of the Company's independent director.

        (4) Inapplicable with respect to prior or contemplated material relationships. Rodman is to be paid a fee of $38,500 for its services.

        (5) The price at which the Company is offering to purchase its outstanding Common Shares (the "Common Share Offer Price") was determined by the Company.

        (6)    Summary of the Fairness Opinion:
               (i) The Company did not place any limitations on Rodman on the scope of the investigation.
               (ii) The instructions given Rodman by the Company consisted of informing the Company's Board of Directors whether, in Rodman's opinion, $0.80 per Common Share is a fair price for the Company to offer its shareholders.
               (iii) The procedures followed by Rodman were to examine any information in the public domain that Rodman deemed relevant to its task. In addition, where information on the Company is concerned, Rodman accepted as true and correct the information made available to it by the Company or derived from other sources, and relied on the representations made to Rodman by the Company's senior management that, to the best knowledge of management, nothing has occurred that would render the information provided to Rodman incomplete, false or misleading.
               (iv) Rodman's bases for and methods of arriving at the conclusion were to review any financial information deemed relevant to the discharge of its responsibilities, including the Offer to Purchase, the market price of the Company's Common Shares in comparison with that of similar companies, the listing status of the Company's Common Shares and the impact of a potential delisting from Nasdaq, the performance of the Company and the terms of recent acquisitions of a similar nature. In addition, Rodman, discussed anything it deemed pertinent with management of the Company, assessed general market and economic conditions and, finally, reviewed any other information it deemed appropriate.
               (v) Based on the foregoing, Rodman found that $0.80 is a fair price for the Company to offer its shareholders, but made no recommendations in this or any other regard.

(c) Availability of Documents. The Fairness Opinion was filed with the Statement as Exhibit (A)(2) and the Report was filed with the Amendment as Exhibit (A)(8).

ITEM 10 OF SCHEDULE 13E-3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS-5. Financing of the Offer" is incorporated herein by reference with respect to the Affiliates.

(b)  Conditions.  None.

(c) Expenses. The Information contained in the Offer to Purchase under the caption "THE OFFER--10. Fees and Expenses" is incorporated herein by reference.

(d) Borrowed Funds. None.

ITEM 11 OF SCHEDULE 13E-3.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS-3. Interests of Certain Persons in the Offer", "SPECIAL FACTORS-6. Beneficial Ownership of the Common Shares", "SPECIAL FACTORS-7. Transactions and Arrangements Concerning the Common Shares" and "THE OFFER--7. Certain Information Concerning Curtis International Ltd." is incorporated herein by reference with respect to the Affiliates.

                                       8

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(b)  Securities Transactions.  None.

ITEM 12 OF SCHEDULE 13E-3.  THE SOLICITATION OR RECOMMENDATION

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS-3. Interest of Certain Persons in the Offer" is incorporated herein by reference.

(e) Recommendations of Others. No member of the Herzog Group has made a recommendation with respect to the Offer.

ITEM 14 OF SCHEDULE 13E-3.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR
                            USED

(b) Employees and Corporate Assets. Aaron and Jacob Herzog are the Company's principal officers. They will be responsible for the Company's role in the Offer. The Company will be responsible for the expenses incurred in connection with the Tender Offer.

ITEM 16 OF SCHEDULE 13E-3  EXHIBITS

(c)     (A)(2) Form of Fairness Opinion*
        (A)(8) Form of Report*

(f)     (A)(3) Rights of Dissenting Shareholders under the Ontario Business
               Corporation Act*

* Previously filed.



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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO-I/13E-3/A is true, complete and correct.


                                         Curtis International Ltd.



                                         /s/ Aaron Herzog
                                         ----------------------------
                                         Aaron Herzog
                                         Chief Executive Officer


Date: July 18, 2001


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-3 is true, complete and correct.

                                         /s/ Aaron Herzog
                                         ----------------------------
                                         Aaron Herzog
                                         Chief Executive Officer



                                         /s/ Jacob Herzog
                                         ----------------------------
                                         Jacob Herzog
                                         Chairman of the Board



Date: July 18, 2001



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